Exhibit 19.1

LATTICE SEMICONDUCTOR CORPORATION

INSIDER TRADING POLICY

INTENT

Lattice Semiconductor Corporation (the “Company”) has adopted this Insider Trading Policy (this “Policy”) to prevent “insider trading” transactions by employees, directors, officers, agents and advisors in Company stock or other securities that violate U.S. federal or state or other applicable securities laws or are otherwise prohibited by this Policy, and to protect the Company’s reputation for integrity and ethical conduct.

POLICY

It is the policy of the Company that directors, officers, employees, agents and advisors of the Company shall not engage in “insider trading” transactions involving the Company’s stock or other securities that violate U.S. federal or state or other applicable securities laws or are otherwise prohibited by this Policy.

Legal prohibitions on insider trading

The antifraud provisions of U.S. federal securities laws prohibit directors, officers, employees and other individuals who possess material nonpublic information from trading on the basis of that information. Transactions will be considered “on the basis of” material nonpublic information if the person engaged in the transaction was aware of the material nonpublic information at the time of the transaction. It is not a defense that the person did not “use” the information for purposes of the transaction.

Disclosing material nonpublic information directly or indirectly to others who then trade based on that information, or making recommendations or expressing opinions as to transactions in securities while aware of material nonpublic information (both sometimes referred to as “tipping”), are also illegal. Both the person who provides the information, recommendation, or opinion and the person who trades based on it may be liable.

These illegal activities are commonly referred to as “insider trading”. State securities laws and securities laws of other jurisdictions also impose restrictions on insider trading.

In addition, a company, as well as individual directors, officers, and other supervisory personnel, may be subject to liability as “controlling persons” for failure to take appropriate steps to prevent insider trading by those under their supervision, influence, or control.

Detection and prosecution of insider trading

The U.S. Securities and Exchange Commission (the “U.S. SEC”) and the Financial Industry Regulatory Authority (“FINRA”) use sophisticated electronic surveillance techniques to investigate and detect insider trading, and the U.S. SEC and the U.S. Department of Justice pursue insider trading violations vigorously. Cases involving trading through foreign accounts, trading by family members and friends, and trading involving only a small number of shares have been successfully prosecuted.

Penalties for violation of insider trading laws and this Policy

Civil and criminal penalties. As of the effective date of this Policy, potential penalties for insider trading violations under U.S. federal securities laws include:

●	damages in a private lawsuit;

●	disgorging any profits made or losses avoided;

●	imprisonment for up to 20 years;

●	criminal fines of up to $5 million;

●	civil fines of up to three times the profit gained or loss avoided;

●	a bar against serving as an officer or director of a public company; and

●	an injunction against future violations.

Civil and criminal penalties also apply to tipping. The U.S. SEC has imposed large penalties in tipping cases even when the disclosing person did not trade or gain any benefit from another person’s trading.

Controlling person liability. If the Company fails to take appropriate steps to prevent illegal insider trading, the Company may have liability for a trading violation as a “controlling person” with civil penalties of up to the greater of $1,425,000 (subject to adjustment for inflation) and three times the profit gained or loss avoided as a result of the insider trading violations, as well as a potential criminal penalty of up to $25 million. The civil penalties can extend personal liability to the Company’s directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.

Company disciplinary actions. If the Company has a reasonable basis to conclude that you have failed to comply with this Policy, you may be subject to disciplinary action by the Company, up to and including dismissal for cause, regardless of whether or not your failure to comply with this Policy results in a violation of law. It is not necessary for the Company to wait for the filing or conclusion of any civil or criminal action against an alleged violator before taking disciplinary action.

Compliance Officer

Please direct any questions, requests, or reports as to any of the matters discussed in this Policy to the General Counsel, the Company’s “Compliance Officer”. The Compliance Officer is generally responsible for the administration of this Policy. The Compliance Officer may select others to assist with the execution of the Compliance Officer’s duties.

Reporting violations

It is your responsibility to help enforce this Policy. You should be alert to possible violations and promptly report violations or suspected violations of this Policy to the Compliance Officer. If your situation requires that your identity be kept secret, your anonymity will be preserved to the greatest extent reasonably possible. If you wish to remain anonymous, send a letter addressed to the Compliance Officer c/o Lattice Semiconductor Corporation, 5555 NE Moore Court, Hillsboro, OR 97124, or you may use the Company’s whistleblower hotline. If you make an anonymous report, please provide as much detail as possible, including any evidence that you believe may be relevant to the issue.

Personal responsibility

The ultimate responsibility for complying with this Policy and applicable laws and regulations rests with you. You should use your best judgment at all times and consult with your legal and financial advisors, as needed. We advise you to seek assistance if you have any questions at all. The rules relating to insider trading can be complex, and a violation of insider trading laws can carry severe consequences.

PERSONS AND TRANSACTIONS COVERED BY THIS POLICY

Persons covered by this Policy

This Policy applies to all Company directors, officers, employees, agents and advisors. . References in this Policy to “you” (as well as general references to directors, officers, employees, agents, and advisors of the Company) should also be understood to include members of your immediate family, persons with whom you share a household, persons that are your economic dependents, and any other individuals or entities whose transactions in securities you influence, direct, or control. You are responsible for making sure that these other individuals and entities comply with this Policy.

Types of transactions covered by this Policy

Except as discussed in the section entitled “Limited Exceptions”, this Policy applies to all transactions involving the securities of the Company and to the securities of other companies as to which you possess material nonpublic information obtained in the course of your service with the Company. This Policy therefore applies to purchases, sales, gifts and other transfers of common stock, options, warrants, preferred stock, debt securities (such as debentures, bonds, and notes), and other securities. This Policy also applies to any arrangements that affect economic exposure to changes in the prices of these securities. These arrangements may include, among other things, transactions in derivative securities (such as, but not limited to, exchange-traded put or call options), hedging transactions, short sales, and certain decisions with respect to participation in benefit plans. This Policy also applies to any offers with respect to the transactions discussed above. You should note that there are no exceptions from insider trading laws or this Policy based on the size of the transaction.

Responsibilities regarding the nonpublic information of other companies

This Policy prohibits the unauthorized disclosure or other misuse of any nonpublic information of other companies, such as the Company’s distributors, vendors, customers, collaborators, suppliers, and competitors. This Policy also prohibits insider trading and tipping based on the material nonpublic information of other companies. (See also Code of Conduct)

Applicability of this Policy after your departure

You are expected to comply with this Policy until such time as you are no longer affiliated with the Company and you no longer possess any material nonpublic information subject to this Policy. In addition, if you are subject to a trading blackout under this Policy at the time you cease to be affiliated with the Company, you are expected to abide by the applicable trading restrictions until at least the end of the relevant blackout period, unless the blackout is waived based on a determination by the Company that you do not possess material non-public information.

No exceptions based on personal circumstances

There may be instances where you suffer financial harm or other hardship or are otherwise required to forego a planned transaction because of the restrictions imposed by this Policy. Personal financial emergency or other personal circumstances are not mitigating factors under securities laws and will not excuse a failure to comply with this Policy.

MATERIAL NONPUBLIC INFORMATION

“Material” information

Information should be regarded as material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold, or sell securities or would view the information as significantly altering the total mix of information in the marketplace about the issuer of the security. In general, any information that could reasonably be expected to affect the market price of a security is likely to be material. Either positive or negative information may be material.

It is not possible to define all categories of “material” information. However, some examples of information that would often be regarded as material include information with respect to:

●	Financial results, financial condition, or earnings pre-announcements, guidance, projections, or forecasts, particularly if inconsistent with the expectations of the investment community;

●	Restatements of financial results, or material impairments, write-offs, or restructurings;

●	Changes in independent auditors, or notification that the Company may no longer rely on an audit report;

●	Business plans or budgets;

●	Creation of significant financial obligations, or any significant default under or acceleration of any financial obligation;

●	Impending bankruptcy or financial liquidity problems;

●

Significant developments involving business relationships, including execution, modification, or termination of significant agreements or orders with customers, suppliers, distributors, manufacturers, or other business partners;

●	Product introductions, modifications, defects, or recalls or significant pricing changes or other product announcements of a significant nature;

●	Significant developments in research and development or relating to intellectual property;

●	Significant legal or regulatory developments, whether actual or threatened;

●

Major events involving the Company’s securities, including calls of securities for redemption, adoption of stock repurchase programs, option repricings, stock splits, changes in dividend policies, public or private securities offerings, modification to the rights of security holders, or notice of delisting;

●

Significant corporate events, such as a pending or proposed merger, joint venture, or tender offer, a significant investment, the acquisition or disposition of a significant business or asset, or a change in control of the Company; and

●	Major personnel changes, such as changes in senior management or lay-offs.

If you have any questions as to whether information should be considered “material”, you should consult with the Compliance Officer. In general, it is advisable to resolve any close questions as to the materiality of any information by assuming that the information is material.

“Nonpublic” information

Information is considered nonpublic if the information has not been broadly disseminated to the public for a sufficient period to be reflected in the price of the security. As a general rule, information must be considered nonpublic until at least two full trading days have elapsed after the information is broadly distributed to the public in a press release, a public filing with the U.S. SEC, a pre-announced public webcast, or another broad, non-exclusionary form of public communication. However, depending upon the form of the announcement and the nature of the information, it is possible that information may not be fully absorbed by the marketplace until a later time. Any questions as to whether information is nonpublic should be directed to the Compliance Officer.

The term “trading day” means a day on which U.S. national stock exchanges and the NASDAQ Stock Market are open for trading. A “full” trading day has elapsed when, after the public disclosure, trading in the relevant security has opened and then closed.

POLICIES REGARDING MATERIAL NONPUBLIC INFORMATION

Confidentiality of nonpublic information

The unauthorized use or disclosure of nonpublic information relating to the Company or other companies is prohibited. All nonpublic information you acquire in the course of your service with the Company may be used only for legitimate Company business purposes. In addition, nonpublic information of others should be handled in accordance with the terms of any relevant nondisclosure agreements, and the use of any such nonpublic information should be limited to the purpose for which it was disclosed.

You must use all reasonable efforts to safeguard nonpublic information in the Company’s possession. You may not disclose nonpublic information about the Company or any other company, unless required by law, or unless (i) disclosure is required for legitimate Company business purposes, (ii) you are authorized to disclose the information, and (iii) appropriate steps have been taken to prevent misuse of that information (including entering an appropriate nondisclosure agreement that restricts the disclosure and use of the information, if applicable). This restriction also applies to internal communications within the Company and to communications with agents of the Company. In cases where disclosing nonpublic information to third parties is required, you should coordinate with the Legal Department. Employees may not participate in expert networks or similar industry information groups because such participation may result in the dissemination of material non-public information (see also Code of Conduct).

All directors, officers, employees, agents and advisors of the Company are required to sign and comply with an appropriate nondisclosure agreement or otherwise be bound by appropriate confidentiality obligations, as determined by the Legal Department.

No trading on material nonpublic information

Except as discussed in the section entitled “Limited Exceptions”, you may not, directly or indirectly through others, engage in any transaction involving the Company’s securities while aware of material nonpublic information relating to the Company. It is not an excuse that you did not “use” the information in your transaction.

Similarly, you may not engage in transactions involving the securities of any other company if you are aware of material nonpublic information about that company (except to the extent the transactions are analogous to those presented in the section entitled “Limited Exceptions”). For example, you may be involved in a proposed transaction involving a prospective business relationship or transaction with another company. If information about that transaction constitutes material nonpublic information for that other company, you would be prohibited from engaging in transactions involving the securities of that other company (as well as transactions involving Company securities, if that information is material to the Company). It is important to note that “materiality” is different for different companies. Information that is not material to the Company may be material to another company.

No disclosing material nonpublic information for the benefit of others

You may not disclose material nonpublic information concerning the Company or any other company to friends, family members, or any other person or entity not authorized to receive such information where such person or entity may benefit by trading on the basis of such information. In addition, you may not make recommendations or express opinions on the basis of material nonpublic information as to trading in the securities of companies to which such information relates. You are prohibited from engaging in these actions whether or not you derive any profit or personal benefit from doing so.

Obligation to disclose material nonpublic information to the Company

You may not enter into any transaction, including those discussed in the section entitled “Limited Exceptions”, unless you receive approval from the Compliance Officer after you have disclosed to the Compliance Officer any material nonpublic information that you become aware of in the course of your service with the Company, and that senior management is not already aware of. If you are a member of senior management, the information must be known by the Chief Executive Officer, and if you are the Chief Executive Officer or a director, the information must be known by the board of directors, before the information is considered already known to “senior management.”

Responding to outside inquiries for information

In the event you receive a request for information from someone outside of the Company, such as a stock analyst, you should refer the inquiry to the Chief Financial Officer. The Company is required under Regulation FD (Fair Disclosure) of the U.S. federal securities laws to avoid the selective disclosure of material nonpublic information. In general, the regulation provides that when a public company discloses material nonpublic information, it must provide broad, non-exclusionary access to the information. Violations of this regulation can subject the company to U.S. SEC enforcement actions, which may result in injunctions and severe monetary penalties. The Company has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release in compliance with applicable law.

TRADING BLACKOUT PERIODS

To limit the likelihood of trading at times when there is a significant risk of insider trading exposure, the Company has instituted quarterly trading blackout periods and may institute special trading blackout periods from time to time.

It is important to note that whether or not you are aware of being in a blackout period, you remain subject to the prohibitions on trading on the basis of material nonpublic information and any other applicable restrictions in this Policy.

Quarterly blackout periods

Except as discussed in the section entitled “Limited Exceptions,” directors, officers, and all employees identified under the heading “Others” in Schedule I must refrain from conducting transactions involving the Company’s securities during quarterly blackout periods.

Quarterly blackout periods begin at the end of the last trading day twenty-one calendar days prior to the end of each fiscal quarter and end at the start of the second full trading day following the date of public disclosure of the financial results for that fiscal quarter. This period is a particularly sensitive time for transactions involving the Company’s securities from the perspective of compliance with applicable securities laws due to the fact that, during this period, individuals may often possess or have access to material nonpublic information relevant to the expected financial results for the quarter.

Special blackout periods

From time to time, the Company may also prohibit directors, officers, and other employees and agents who have access to the specific material nonpublic information at issue from engaging in transactions involving the Company’s securities when, in the judgment of the Compliance Officer, a trading blackout is warranted. The Company will generally impose special blackout periods when there are material developments known to the Company that have not yet been disclosed to the public. For example, the Company may impose a special blackout period in anticipation of announcing interim earnings guidance or a significant transaction or business development. However, special blackout periods may be declared for any reason.

The Company will notify those persons subject to a special blackout period. Each person who has been so identified and notified by the Company may not engage in any transaction involving the Company’s securities until instructed otherwise by the Compliance Officer, and should not disclose to others the existence of the special blackout period.

No “safe harbors”

There are no unconditional “safe harbors” for trades made at particular times, and all persons subject to this Policy should exercise good judgment at all times. Even when a quarterly blackout period is not in effect, you may be prohibited from engaging in transactions involving the Company’s securities because you possess material nonpublic information, are subject to a special blackout period, or are otherwise restricted under this Policy.

PRE-CLEARANCE OF TRADES

Except as discussed in the section entitled “Limited Exceptions”, directors and officers subject to pre-clearance requirements should refrain from engaging in any transaction involving the Company’s securities without first obtaining pre-clearance of the transaction from the Compliance Officer. The Compliance Officer may not engage in a transaction involving the Company’s securities unless the Chief Executive Officer or the Chief Financial Officer has pre-cleared the transaction. Directors and officers subject to pre-clearance requirements are listed on Schedule I. From time to time, the Company may identify other persons who should be subject to the pre-clearance requirements set forth above, and the Compliance Officer may update and revise Schedule I as appropriate.

These pre-clearance procedures are intended to decrease insider trading risks associated with transactions by these individuals. In addition, requiring pre-clearance of transactions by directors and executive officers facilitates compliance with Rule 144 resale restrictions under the Securities Act, and the liability and reporting provisions of Section 16 under the Exchange Act. Pre-clearance of a trade, however, is not a defense to a claim of insider trading and does not excuse you from otherwise complying with insider trading laws or this Policy.

The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction.

ADDITIONAL RESTRICTIONS AND GUIDANCE

This section addresses certain types of transactions that may expose you and the Company to significant risks. You should understand that, even though a transaction may not be expressly prohibited by this section, you are responsible for ensuring that the transaction otherwise complies with other provisions in this Policy that may apply to the transaction, such as the general prohibition against insider trading as well as pre-clearance procedures and blackout periods, to the extent applicable.

Short sales

Short sales (i.e., the sale of a security that must be borrowed to make delivery) and “selling short against the box” (i.e., a sale with a delayed delivery) with respect to Company securities are prohibited under this Policy. Short sales may signal to the market possible bad news about the Company or a general lack of confidence in the Company’s prospects, and an expectation that the value of the Company’s securities will decline. In addition, short sales are effectively a bet against the Company’s success and may reduce the seller’s incentive to improve the Company’s performance. Short sales may also create a suspicion that the seller is engaged in insider trading.

Derivative securities and hedging transactions

You are prohibited under this Policy from engaging in transactions in publicly-traded options, such as puts and calls, and other derivative securities, whether publicly-traded or over–the-counter, with respect to the Company’s securities. This prohibition extends to any hedging or similar transaction designed to decrease the risks associated with holding Company securities. Stock options, stock appreciation rights, and other securities issued pursuant to Company benefit plans or other compensatory arrangements with the Company are not subject to this prohibition.

Transactions in derivative securities may reflect a short-term and speculative interest in the Company’s securities and may create the appearance of impropriety, even where a transaction does not involve trading on inside information. Trading in derivatives may also focus attention on short-term performance at the expense of the Company’s long-term objectives. In addition, the application of securities laws to derivatives transactions is generally complex, and persons engaging in derivatives transactions may accordingly run an increased risk of violating securities laws.

Using Company securities as collateral for loans

You may not pledge Company securities as collateral for loans. If you default on the loan, the lender may sell the pledged securities as collateral in a foreclosure sale. The sale, even though not initiated at your request, would still be considered a sale for your benefit and, if made at a time when you are aware of material nonpublic information or otherwise are not permitted to trade in Company securities, may result in inadvertent insider trading violations and Section 16 violations (for executive officers and directors), violations of this Policy, and unfavorable publicity for you and the Company.

Holding Company securities in margin accounts

You may not hold Company securities in margin accounts. Under typical margin arrangements, if you fail to meet a margin call, the broker may be entitled to sell securities held in the margin account without your consent. The sale, even though not initiated at your request, would still be considered a sale for your benefit and, if made at a time when you are aware of material nonpublic information or are otherwise not permitted to trade, may result in inadvertent insider trading violations and Section 16 violations (for executive officers and directors), violations of this Policy, and unfavorable publicity for you and the Company.

Placing open orders with brokers

Except in accordance with an approved trading plan (as discussed below), you should exercise caution when placing open orders, such as limit orders or stop orders, with brokers, particularly where the order is likely to remain outstanding for an extended period of time. Open orders may result in the execution of a trade at a time when you are aware of material nonpublic information or otherwise are not permitted to trade in Company securities, which may result in inadvertent insider trading violations and Section 16 violations (for executive officers and directors), violations of this Policy, and unfavorable publicity for you and the Company.

LIMITED EXCEPTIONS

The following are certain limited exceptions to the restrictions imposed by the Company under this Policy. Please be aware that even if a transaction is subject to an exception to this Policy, you will need to separately assess whether the transaction complies with applicable law. For example, even if a transaction is indicated as exempt from this Policy, if you are an executive officer or director you may need to comply with the “short-swing” trading restrictions under Section 16 of the Exchange Act, to the extent applicable. You are responsible for complying with applicable law at all times.

Transactions pursuant to a trading plan that complies with U.S. SEC rules

The U.S. SEC has enacted rules that provide an affirmative defense against alleged violations of U.S. federal insider trading laws for transactions pursuant to trading plans that meet certain requirements. In general, these rules, as set forth in Rule 10b5-1 under the Securities Exchange Act, provide for an affirmative defense if you enter into a contract, provide instructions, or adopt a written plan for trading securities when you are not aware of material nonpublic information. The contract, instructions, or plan must (i) specify the amount, price, and date of the transaction, (ii) specify an objective method for determining the amount, price, and date of the transaction, and/or (iii) place any subsequent discretion for determining the amount, price, and date of the transaction in another person who is not, at the time of the transaction, aware of material nonpublic information.

Transactions made pursuant to a written trading plan that (i) complies with the affirmative defense set forth in Rule 10b5-1 and (ii) is approved in advance by the Compliance Officer, are not subject to the restrictions in this Policy against trades made while aware of material nonpublic information or to the pre-clearance procedures or blackout periods established under this Policy. In approving a trading plan, the Compliance Officer may, in furtherance of the objectives expressed in this Policy, impose criteria in addition to those set forth in Rule 10b5-1. You must therefore confer with the Compliance Officer prior to entering into any trading plan.

The U.S. SEC rules regarding trading plans are complex and must be complied with completely to be effective. The description provided above is only a summary, and the Company strongly advises that you consult with your legal advisor if you intend to adopt a trading plan. While trading plans are subject to review and approval by the Company, the individual adopting the trading plan is ultimately responsible for compliance with Rule 10b5-1 and ensuring that the trading plan complies with this Policy.

Trading plans must be filed with the Compliance Officer. The Company may publicly disclose information regarding your trading plans.

See Appendix I for additional information on requirements for trading plans. The Company may also separately provide you with additional guidelines for trading plans.

Receipt and vesting of stock options, restricted stock units, restricted stock, and stock appreciation rights

The trading restrictions under this Policy do not apply to the acceptance or purchase of stock options, restricted stock units (or common stock issued upon vesting of such restricted stock units), restricted stock, or stock appreciation rights issued or offered by the Company. The trading restrictions under this Policy also do not apply to the vesting, cancellation, or forfeiture of stock options, restricted stock units (or common stock issued upon vesting of such restricted stock units), restricted stock, or stock appreciation rights in accordance with applicable plans and agreements.

The trading restrictions under this Policy do not apply to the withholding by the Company, for purposes of satisfying tax or other legal obligations, of shares of common stock that would otherwise have been issued upon vesting of equity awards (i) as required by either (a) the Company’s board of directors or a committee thereof (or any officer to whom the Company’s board of directors or such committee has delegated applicable authority) or (b) the award agreement governing such equity award or (ii) if election is permitted by the Company, as you elect, so long as the election is irrevocable and made in writing at a time when a trading blackout is not in place and you are not in possession of material nonpublic information.

Sales of shares to cover tax withholding

The trading restrictions under this Policy do not apply to the sale of shares of common stock issued upon vesting of equity awards for the limited purpose of covering tax withholding obligations (and any associated broker or other fees) (i) as required by either (a) the Company’s board of directors or a committee thereof (or any officer to whom the Company’s board of directors or such committee has delegated applicable authority) or (b) the award agreement governing such equity award or (ii) if election is permitted by the Company, as you elect, so long as the election is irrevocable and made in writing at a time when a trading blackout is not in place and you are not in possession of material nonpublic information.

Exercise of stock options for cash

The trading restrictions under this Policy do not apply to the exercise of stock options for cash under the Company’s stock option plans. Likewise, the trading restrictions under this Policy do not apply to the exercise of stock options in a stock-for-stock exercise with the Company or an election to have the Company withhold securities to cover tax obligations in connection with an option exercise. However, the trading restrictions under this Policy do apply to (i) the sale of any securities issued upon the exercise of a stock option, (ii) a cashless exercise of a stock option through a broker, since this involves selling a portion of the underlying shares to cover the costs of exercise, and (iii) any other market sale of Company securities for the purpose of generating the cash needed to pay the exercise price of an option.

Purchases from the employee stock purchase plan

The trading restrictions in this Policy do not apply to elections with respect to participation in the Company’s employee stock purchase plan or to purchases of securities under the plan. However, the trading restrictions do apply to any subsequent sales of any such securities.

Stock splits, stock dividends, and similar transactions

The trading restrictions under this Policy do not apply to a change in the number of securities held as a result of a stock split or stock dividend applying equally to all securities of a class, or similar transactions.

Inheritance

The trading restrictions under this Policy do not apply to transfers involving Company securities by will or the laws of descent and distribution.

Change in form of ownership

Transactions that involve merely a change in the form in which you own securities, without changing your pecuniary interest in the Company’s securities, are permissible. For example, you may transfer shares to an inter vivos trust of which you are the sole beneficiary during your lifetime.

Other exceptions

Any other exception from this Policy must be approved by the Compliance Officer, in consultation with the Board of Directors or an independent committee of the Board of Directors.

COMPLIANCE WITH SECTION 16 OF THE SECURITIES EXCHANGE ACT

Obligations under Section 16

Section 16 of the Securities Exchange Act of 1934, and the related rules and regulations, set forth (i) reporting obligations, (ii) limitations on “short-swing” transactions, and (iii) limitations on short sales and other transactions applicable to directors, Section 16 officers, large shareholders, and certain other persons.

The Company has determined that those persons listed on Schedule II are required to comply with Section 16 of the Securities Exchange Act of 1934, and the related rules and regulations, because of their positions with the Company. The Board of Directors may amend Schedule II from time to time as appropriate to reflect the election of new officers or directors, any change in the responsibilities of officers or other employees, and any promotions, demotions, resignations, or departures.

Schedule II is not necessarily an exhaustive list of persons subject to Section 16 requirements at any given time. Even if you are not listed on Schedule II, you may be subject to Section 16 reporting obligations because of your shareholdings, for example.

Notification requirements to facilitate Section 16 reporting

To facilitate timely reporting of transactions pursuant to Section 16 requirements, each person subject to Section 16 reporting requirements must provide, or must ensure that his or her broker provides, the Company with detailed information (e.g., trade date, number of shares, exact price, etc.) regarding his or her transactions involving the Company’s securities, including gifts, transfers, pledges, and transactions pursuant to a trading plan, both prior to (to confirm compliance with pre-clearance procedures, if applicable) and promptly following execution.

Personal responsibility

The obligation to file Section 16 reports, and to otherwise comply with Section 16, is personal. Although the Company may, at the request of individual directors and executive officers, assist in the preparation and filing of Section 16 reports, the Company is not responsible for the failure to comply with Section 16 requirements.

ADDITIONAL INFORMATION

Delivery of Policy

This Policy will be delivered to all directors, officers, and employees of the Company when they commence service with the Company via the Company intranet or through other means. In addition, this Policy (or a summary of this Policy) will be circulated periodically. Each director, officer, and employee of the Company is required to periodically acknowledge that he or she understands, and agrees to comply with, this Policy.

Amendments

We are committed to continuously reviewing and updating, if appropriate, our policies and procedures. The Company therefore reserves the right to amend, alter, or terminate this Policy at any time and for any reason, subject to applicable law. A current copy of the Company’s policies regarding insider trading are available on the Company intranet or may be obtained by contacting the Compliance Officer.

Other Jurisdictions

If you work outside the U.S., you should be aware that the insider trading laws of your country of employment may apply to you even though Lattice Semiconductor Corporation is incorporated outside of your country of employment and is not listed on a stock exchange in your country. For example only and without limitation, in Singapore under the Singapore Securities and Futures Act (Chapter 289) (“Singapore SFA”) a person can be found guilty of insider trading, if he or she trades (i.e., subscribing, purchasing or selling, or entering into an agreement to do so), or procures any third party to trade, in securities while in possession of non-public and price sensitive information. It is not necessary that such person had an intention to use the information. The relevant provisions in the Singapore SFA are broad, and apply to a wide range of activities and different types of securities.

* * *

Nothing in this Insider Trading Policy creates or implies an employment contract or term of employment. Employment at the Company is employment at-will unless otherwise specified in an employment agreement signed by an authorized officer of the Company. Employment at-will may be terminated with or without cause and with or without notice at any time by the employee or the Company. Nothing in this Insider Trading Policy shall limit the right to terminate employment at-will.

The policies in this Insider Trading Policy do not constitute a complete list of Company policies or a complete list of the types of conduct that can result in discipline, up to and including discharge.

APPENDIX I

LATTICE SEMICONDUCTOR CORPORATION
REQUIREMENTS FOR TRADING PLANS

For transactions under a trading plan to be exempt from (i) the prohibitions in the Company’s insider trading policy with respect to transactions made while aware of material nonpublic information and (ii) the pre‐-clearance procedures and blackout periods established under the insider trading policy, the trading plan must comply with the affirmative defense set forth in Exchange Act Rule 10b5-1 and must meet the following requirements:

1.	The trading plan must be in writing and signed by the person adopting the trading plan.

2.	The trading plan must be adopted at a time when:

●	the person adopting the trading plan is not aware of any material nonpublic information; and

●	there is no quarterly, special, or other trading blackout in effect with respect to the person adopting the plan.

3.

The trading plan must be entered in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and the person adopting the trading plan must act in good faith with respect to the trading plan.

4.	The trading plan must include representations that, on the date of adoption of the trading plan, the person adopting the trading plan:

●	is not aware of material nonpublic information about the securities or the Company; and

●	is adopting the trading plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.

5.

The individual adopting the trading plan may not have entered into or altered a corresponding or hedging transaction or position with respect to the securities subject to the trading plan and must agree not to enter into any such transaction while the trading plan is in effect.

6.

The first trade under the trading plan for directors and officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) may not occur until the expiration of a cooling-off period consisting of the later of (a) 90 calendar days after the adoption of the trading plan and (b) two business days after the filing by the Company of its financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the trading plan was adopted (but, in any event, this required cooling-off period is subject to a maximum of 120 days after adoption of the trading plan). The first trade under the trading plan for all other persons (other than the Company) may not occur until the expiration of a cooling-off period that is 30 calendar days after adoption of the trading plan.

7.	The trading plan must have a minimum term of six months (starting from the date of adoption of the trading plan).

8.

All transactions during the term of the trading plan (except for the other “Limited Exceptions” identified in the Company’s insider trading policy and bona fide gifts) must be conducted through the trading plan. In addition, the person adopting the trading plan may not have an outstanding (and may not subsequently enter into any additional) trading plan except as permitted by Rule 10b5-1.

9.

Any modification or change to the amount, price or timing of transactions under the trading plan is deemed the termination of the trading plan, and the adoption of a new trading plan (“Modification”). Therefore, a Modification is subject to the same conditions as a new trading plan as set forth in Section 1 through 8 herein.

10.	Within the one year period preceding a Modification or adoption of a trading plan, a person may not have otherwise done a Modification or adopted a plan more than once.

11.	A person may adopt a trading plan designed to cover a single trade only once in any consecutive 12-month period except as permitted by Rule 10b5-1.

12.

If the person who adopted the trading plan terminates the plan prior to its stated duration, he or she may not trade in the Company’s securities until after the later of (i) the completion of the next quarterly blackout period after termination of the plan (or, if the plan is terminated during a quarterly blackout period, the end of that blackout period) and (ii) 30 calendar days after termination of the plan.

13.	The Company must be promptly notified of any Modification or termination of the trading plan, including any suspension of trading under the trading plan.

14.	The Company must have authority to require the suspension or cancellation of the trading plan at any time.

15.	If the trading plan grants discretion to a stockbroker or other person with respect to the execution of trades under the trading plan:

●	trades made under the trading plan must be executed by someone other than the stockbroker or other person that executes trades in other securities for the person adopting the trading plan;

●	the person adopting the trading plan may not confer with the person administering the trading plan regarding the Company or its securities; and

●	the person administering the trading plan must provide prompt notice to the Company of the execution of a transaction pursuant to the plan.

16.	All transactions under the trading plan must be in accordance with applicable law.

17.	The trading plan (including any Modification) must meet such other requirements as the Compliance Officer may determine.

18.	The trading plan must be filed with the Company’s Compliance Officer.

19.	The trading plan must be approved by the Compliance Officer in writing in advance of the adoption of the trading plan.